UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CellarStash Wine Marketplace, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 19, 2020

Physical address of issuer
1191 E Iron Eagle Drive, Eagle, ID 83616

Website of issuer
https://cellarstash.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
June 5, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (As of February 29, 2020)	Prior fiscal year-end
Total Assets	$35,500	N/A
Cash & Cash Equivalents	$500	N/A
Accounts Receivable	N/A	N/A
Short-term Debt	$221,500	N/A
Long-term Debt	N/A	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($199,593)	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 10, 2020

CellarStash Wine Marketplace Inc.

Up to $600,000 of Crowd Notes

CellarStash Wine Marketplace Inc. ("CellarStash," "the Company," "we," "us", or "our"), is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 5, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by June 5, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 29, 2020 will be permitted to increase their subscription amount at any time on or before June 5, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 29, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 29, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://cellarstash.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/cellarstash

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CellarStash Wine Marketplace Inc. is a Delaware Corporation, formed on February 19, 2020. CellarStash is a spinoff business from Spash Wines Inc.

The Company is located at 1191 E Iron Eagle Drive, Eagle, ID 83616.

The Company's website is https://cellarstash.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/cellarstash and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$600,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 5, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 14.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The direct-to-consumer wine platform is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect

its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive direct-to-consumer wine space. Additionally, the product may be in a market where customers will not have brand loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company's cash position is relatively weak. The Company currently has only $247.47 in cash balances as of March 31, 2020. This equates to less than one month of runway. The Company believes that it is able to continue

extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $199,593, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. On February 19, 2020, Splash Wines, Inc. formed a wholly-owned subsidiary, CellarStash Wine Marketplace, Inc. Splash Wines desired to spinoff the newly created subsidiary providing them the website that they created in exchange for a 6-month promissory note in the amount of $221,000 and issuance of Company stock equal to amounts held by shareholders of Splash Wines as of date of the transaction, February 28, 2020. Splash Wines also incurred research and development costs in planning for CellarStash's business plan, which under ASC 730 requires that both tangible and intangible research and development costs acquired in an asset acquisition with no alternative future use be charged to expense as of the acquisition date. Those amounts are recorded as research and development in the statement of operations. The costs Splash Wines incurred in developing the website CellarStash received from Splash Wines in the asset purchase agreement were capitalized and will begin being amortized when once the website is placed into service. Splash Wines also contributed the cash recorded in the balance sheet which is offset by an accounts payable-related party balance in the amount of $500. Splash Wines accounted for the transaction as an asset transfer under ASC 505-60-25-2. After the transaction, the Company operates as a standalone business that is no longer a wholly-owned subsidiary of Splash Wines. The Company has also entered into a Marketing Agreement with Splash Wines, Inc., which outlines the agreement that Splash Wines will promote CellarStash to its community. This agreement is a non-arm's length agreement.

The Company has issued a promissory note with a related party. As discussed above, the Company issued a $221,000 promissory note to Splash Wines on February 28, 2020 in consideration for receipt of the website under the asset purchase agreement. The note accrues interest at a rate of 5% per annum. The note is payable to Splash Wines in interest-only payments due on April 1, 2020 and May 1, 2020. $25,000 payments are due on June 1, 2020, July 1, 2020 and August 1, 2020. The remaining principal and accrued interest balance is due if not paid sooner on August 31, 2020. The Company will not incur any penalty for prepaying the loan prior to the maturity date.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave CellarStash, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

SI Securities, LLC owns Series A Preferred Stock in Splash Wines, Inc. SI Securities, LLC owns 37,149 shares of Series A Preferred Stock in Splash Wines, Inc. an affiliate entity of the Company, and may have interests that conflict with those of investors in the Company. The Series A Preferred Stock was received in connection with a prior offering for which SI Securities, LLC served as placement agent for Splash Wines, Inc.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us

to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

CellarStash is a partnership with wineries that will alter the way wine is marketed in the direct-to-consumer space.

Business Plan

The CellarStash model aims to provide access to $100m of wine, but without the costs associated with inventory ownership.

Problem:

Direct-to-consumer wine marketing has been hampered by two problems: a) the necessity to own and manage expensive inventory, and b) the fact that wine marketers and wineries often have conflicting goals.

Solution:

The CellarStash model solves both. First, the wines made available on the CellarStash site remain in the control of the winery until they are sold, which means that CellarStash can quickly develop a broad wine selection without a significant capital requirement. Second, the winery partnership protects winery pricing strategies and product availability concerns. The end result is that CellarStash and winery interests are aligned, and we believe this will help the CellarStash marketplace grow quickly and profitably.

The CellarStash model means that the consumer is the big winner. Because CellarStash is unencumbered by traditional restraints, the selection of wines will be able to quickly expand to include a broad range of wineries -- ranging from household names to those that have never previously been sold outside their own premises. Pricing will be competitive and the enthusiast has the opportunity to take advantage of quantity discounts by building their own case from wines across the marketplace or by ordering one of the CellarStash curated cases.

CellarStash is devoting significant resources to building a large base of wine enthusiasts, forecasting over 500k users by the end of 2020. We believe that the access subscribers will have to a broad selection of wines at competitive prices, with spectacular customer service, will lead our customers to rely on CellarStash and ensure the long term success of the concept.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Subscriber Marketing	57%	57%	67%
Operating Expenses	30%	30%	20%
Winery Development	8%	8%	8%
Website Upgrades	5%	5%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Rob Imeson	Director/CEO	Director/CEO of CellarStash and Splash Wines (Responsibilities include: Overall company management)
Bruce Cunningham	Director/President	Director/President of CellarStash and Splash Wines (Responsibilities include: Overall company management)
Jessica Dyer	CFO/Secretary	CFO/Secretary of CellarStash and SplashWines (Responsibilities include: All financial oversight
Garrett Imeson	CMO	CMO of CellarStash and Splash Wines (Responsibilities include: Managing all marketing functions)
Parker Imeson	COO	COO of CellarStash and Splash Wines (Responsibilities include: Overseeing all operations)
Patrick Imeson	Director	Entrepreneur; Traditional Board responsibilities
Trevor Pettennude	Director	Entrepreneur; Traditional Board responsibilities

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	13,625,861	Yes	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:
None.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Robert Imeson, Cary Imeson, and W4 LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

CellarStash Wine Marketplace, Inc. ("the Company") was incorporated on February 19, 2020 under the laws of the State of Delaware, and is headquartered in Eagle, Idaho. The Company is a website designed as a giant marketplace for wine, that offers access to thousands of wines, is easy to navigate, provides a seamless ordering process and provides up-to-date content on wines, wineries and the stories that make them real.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $246.47 cash on hand as of March 31, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even

though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER’S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
On February 19, 2020, Splash Wines, Inc. formed a wholly-owned subsidiary, CellarStash Wine Marketplace, Inc. Splash Wines desired to spinoff the newly created subsidiary providing them the website that they created in exchange for a 6-month promissory note in the amount of $221,000 and issuance of Company stock equal to amounts held by shareholders of Splash Wines as of date of the transaction, February 28, 2020. Splash Wines also incurred research and development costs in planning for CellarStash's business plan, which under ASC 730 requires that both tangible and intangible research and development costs acquired in an asset acquisition with no alternative future use be charged to expense as of the acquisition date. Those amounts are recorded as research and development in the statement of operations. The costs Splash Wines incurred in developing the website CellarStash received from Splash Wines in the asset purchase agreement were capitalized and will begin being amortized when once the website is placed into service. Splash Wines also contributed the cash recorded in the balance sheet which is offset by an accounts payable-related party balance in the amount of $500. Splash Wines accounted for the transaction as an asset transfer under ASC 505-60-25-2. After the transaction, the Company operates as a standalone business that is no longer a wholly-owned subsidiary of Splash Wines.

As discussed above, the Company issued a $221,000 promissory note to Splash Wines on February 28, 2020 in consideration for receipt of the website under the asset purchase agreement. The note accrues interest at a rate of 5% per annum. The note is payable to Splash Wines in interest-only payments due on April 1, 2020 and May 1, 2020. $25,000 payments are due on June 1, 2020, July 1, 2020 and August 1, 2020. The remaining principal and accrued interest balance is due if not paid sooner on August 31, 2020. The Company will not incur any penalty for prepaying the loan prior to the maturity date.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rob Imeson
(Signature)

Rob Imeson
(Name)

Director/CEO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rob Imeson
(Signature)

Rob Imeson
(Name)

Director/CEO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
(Title)

April 10, 2020
(Date)

/s/Bruce Cunningham
(Signature)

Bruce Cunningham
(Name)

Director/President, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer
(Title)

April 10, 2020
(Date)

/s/Jessica Dyer

(Signature)

Jessica Dyer

(Name)

CFO/Secretary, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

April 10, 2020

(Date)

/s/Garrett Imeson

(Signature)

Garrett Imeson

(Name)

CMO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

April 10, 2020

(Date)

/s/Parker Imeson

(Signature)

Parker Imeson

(Name)

COO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

April 10, 2020

(Date)

/s/Patrick Imeson

(Signature)

Patrick Imeson

(Name)

COO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

April 10, 2020

(Date)

/s/Trevor Pettennude

(Signature)

Trevor Pettennude

(Name)

COO, issuer, principal executive officer, principal financial officer, controller and/or principal accounting officer

(Title)

April 10, 2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

CELLARSTASH WINE MARKETPLACE INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

February 29, 2020

CELLARSTASH WINE MARKETPLACE, INC.

For the Period from February 19, 2020 (inception) Ended February 29, 2020

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Management of
CellarStash Wine Marketplace, Inc.
Eagle, Idaho

We have reviewed the accompanying financial statements of CellarStash Wine Marketplace, Inc. ("the Company"), which comprise the balance sheet as of February 29, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from February 19, 2020 (inception) ended February 29, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses since inception and has yet to launch principal operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

April 6, 2020

CELLARSTASH WINE MARKETPLACE, INC.

BALANCE SHEET

As of February 29, 2020

(unaudited)

Assets	
Current assets	
Cash and cash equivalents	$ 500
Total current assets	500
Intangible assets, net	35,000
Total assets	$ 35,500
Liabilities and stockholders' equity	
Current liabilities	
Accounts payable - related party	$ 500
Promissory note - related party	221,000
Total liabilities	221,500
Commitments and contingencies	-
Stockholders' equity	
Preferred stock, no shares issued and outstanding at February 29, 2020	-
Common stock, 13,592,528 shares issued and outstanding at February 29, 2020	13,593
Accumulated deficit	(199,593)
Total stockholders' equity	(186,000)
Total liabilities and stockholders' equity	$ 35,500

See accountants' review report and accompanying notes to the financial statements.

CELLARSTASH WINE MARKETPLACE, INC.

STATEMENT OF OPERATIONS

For the period from February 19, 2020 (inception) through February 29, 2020

(unaudited)

Revenue	$ -
Operating expenses	
Research and development	186,000
Stock issuance costs	13,593
Total operating expenses	199,593
Net income (loss) before income taxes	(199,593)
Provision for income taxes	-
Net loss	$ (199,593)

See accountants' review report and accompanying notes to the financial statements.

CELLARSTASH WINE MARKETPLACE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period from February 19, 2020 (inception) ending February 29, 2020

(unaudited)

	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on February 19, 2020 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of stock for spinoff from Splash Wines, Inc.	-	-	13,592,528	13,593	-	-	13,593
Net loss						(199,593)	(199,593)
Balance on February 29, 2020	-	$ -	13,592,528	$ 13,593	$ -	$ (199,593)	$ (186,000)

See accountants' review report and accompanying notes to the financial statements.

CELLARSTASH WINE MARKETPLACE, INC.

STATEMENT OF CASH FLOWS

For the period from February 19, 2020 (inception) ending February 29, 2020

(unaudited)

Cash flows from operating activities		
Net loss	$	(199,593)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Stock issuance costs		13,593
Intangibles received in asset purchase agreement		(35,000)
Promissory note issued as consideration in asset purchase agreement		221,000
Changes in operating assets and liabilities:		
Accounts payable		500
Net cash provided by operating activities		500
Net decrease in cash and cash equivalents		500
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	500
Supplemental cash flow information:		
Cash paid during the period for:		
Interest		-
Income taxes		-
	$	-

See accountants' review report and accompanying notes to the financial statements.

CELLARSTASH WINE MARKETPLACE, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the Period from February 19, 2020 (inception) Ended February 29, 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CellarStash Wine Marketplace, Inc. ("the Company") was incorporated on February 19, 2020 under the laws of the State of Delaware, and is headquartered in Eagle, Idaho. The Company is a website designed as a giant marketplace for wine, that offers access to thousands of wines, is easy to navigate, provides a seamless ordering process and provides up-to-date content on wines, wineries and the stories that make them real.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31st.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the following core principles of Accounting Standards Codification Section 606:

- Identify the contract with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to the performance obligations in the contract,
- Recognize revenue when (or as) the entity satisfies a performance obligation.

Risks and Uncertainties

The Company has not commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At February 29, 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Costs incurred in the website application and infrastructure development are recorded pursuant to ASC Section 350-50 *Website Development Costs*. Costs incurred to purchase software tools or costs incurred during the application development stage for internally developed tools are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of website application and infrastructure development assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at February 29, 2020.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for the period since inception subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the state of Idaho, which have a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company's federal net operating losses are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 6, 2020, the date these financial statements were available to be issued and noted no events to be disclosed.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $199,593, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at February 29, 2020:

Wesbsite	$	35,000
Accumulated amortization		-
Intangible assets, net	$	35,000

No amortization expense was recorded for the period ended February 29, 2020 as the intangible assets had not yet been placed into service.

NOTE 4 – RELATED PARTY TRANSACTIONS

On February 19, 2020, Splash Wines, Inc. formed a wholly-owned subsidiary, CellarStash Wine Marketplace, Inc. Splash Wines desired to spinoff the newly created subsidiary providing them the website that they created in exchange for a 6-month promissory note in the amount of $221,000 and issuance of Company stock equal to amounts held by shareholders of Splash Wines as of date of the transaction, February 28, 2020. Splash Wines also incurred research and development costs in planning for CellarStash's business plan, which under ASC 730 requires that both tangible and intangible research and development costs acquired in an asset acquisition with no alternative future use be charged to expense as of the acquisition date. Those amounts are recorded as research and development in the statement of operations. The costs Splash Wines incurred in developing the website CellarStash received from Splash Wines in the asset purchase agreement were capitalized and will begin being amortized when once the website is placed into service. Splash Wines also contributed the cash recorded in the balance sheet which is offset by an accounts payable-related party balance in the amount of $500. Splash Wines accounted for the transaction as an asset transfer under ASC 505-60-25-2. After the transaction, the Company operates as a standalone business that is no longer a wholly-owned subsidiary of Splash Wines.

NOTE 5 – PROMISSORY NOTE – RELATED PARTY

As discussed in Note 3 above, the Company issued a $221,000 promissory note to Splash Wines on February 28, 2020 in consideration for receipt of the website under the asset purchase agreement. The note accrues interest at a rate of 5% per annum. The note is payable to Splash Wines in interest-only payments due on April 1, 2020 and May 1, 2020. $25,000 payments are due on June 1, 2020, July 1, 2020 and August 1, 2020. The remaining principal and accrued interest balance is due if not paid sooner on August 31, 2020. The Company will not incur any penalty for prepaying the loan prior to the maturity date.

NOTE 6 – COMMON STOCK

In connection with the asset purchase agreement discussed in Note 4 above, the Company issued 13,592,528 shares to the existing shareholders of Splash Wines in equal amounts held by the shareholders of Splash Wines as of February 28, 2020. At February 29, 2020 the Company has 30,000,000, $.001 par value, shares of voting common stock authorized.

NOTE 7 – PREFERRED STOCK

The Company had 20,000,000, $0.001 par value, shares of series seed preferred stock authorized at February 29, 2020. As of February 29, 2020, there are no preferred shares issued and outstanding.

EXHIBIT C

PDF of SI Website


CellarStash
Disclaimer:
This presentation contains offering materials prepared solely by CellarStash
Marketplace, Inc, without the assistance of SI Securities, and not subject to
2210. In addition, this presentation may contain forward-looking statements a
relating to, among other things, the company, its business plan and strategy,
industry. These statements reflect management's current views with respect
events based information currently available and are subject to risks and unc
could cause the company's actual results to differ materially. Investors are ca
place undue reliance on these forward-looking statements as they are meant
purposes and they do not represent guarantees of future results, levels of ac
performance, or achievements, all of which cannot be made. Moreover, no pe
other person or entity assumes responsibility for the accuracy and complete
forward-looking statements, and is under no duty to update any such statem
them to actual results.

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Invest in CellarStash

Direct-to-consumer online wine marketing company

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$1,000 Minimum

Crowd Note Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

CellarStash is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by CellarStash without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Memorandum of Understanding in place with Vingo, a direct-to consumer wine fulfillment company
- Strategic marketing agreement developed for participating wineries that outlines inventory allocation and price structure
- Management team is made up of seasoned executives that have worked together to develop successful direct-to-consumer wine companies for over 10 years
- As a spin-off of Splash Wines, CellarStash has a marketing agreement in place with Splash to market to its community of 150k+ subscribers
- The direct-to-consumer wine market in the USA exceeded $3 billion in revenue in 2019, growing at an average pace of 11% year-over-year for the past 9 years

Fundraise Highlights

- Total Round Size: US $600,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

CellarStash is a partnership with wineries that will alter the way wine is marketed in the direct-to-consumer space.

The CellarStash model aims to provide access to $100m of wine, but without the costs associated with inventory ownership.

Problem:

Direct-to-consumer wine marketing has been hampered by two problems: a) the necessity to own and manage expensive inventory, and b) the fact that wine marketers and wineries often have conflicting goals.

PROFILE MENU

Solution:

The CellarStash model solves both. First, the wines made available on the CellarStash site remain in the control of the winery until they are sold, which means that CellarStash can quickly develop a broad wine selection without a significant capital requirement. Second, the winery partnership protects winery pricing strategies and product availability concerns. The end result is that CellarStash and winery interests are aligned, and we believe this will help the CellarStash marketplace grow quickly and profitably.

The CellarStash model means that the consumer is the big winner. Because CellarStash is unencumbered by traditional restraints, the selection of wines will be able to quickly expand to include a broad range of wineries -- ranging from household names to those that have never previously been sold outside their own premises. Pricing will be competitive and the enthusiast has the opportunity to take advantage of quantity discounts by building their own case from wines across the marketplace or by ordering one of the CellarStash curated cases.

CellarStash is devoting significant resources to building a large base of wine enthusiasts, forecasting over 500k users by the end of 2020. We believe that the access subscribers will have to a broad selection of wines at competitive prices, with spectacular customer service, will lead our customers to rely on CellarStash and ensure the long term success of the concept.

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Invest in CellarStash - an Online Public Offering with

Public Overview Video.

The Team

Founders and Officers



Rob Imeson
DIRECTOR/CEO

- BS from Oregon St. University
- Built multiple successful wine businesses
- In the industry for 40+ years



Bruce Cunningham
DIRECTOR/PRESIDENT



- niversity of A elai e – International Wine Marketing

- Founder of AWDirect, Inc.



Jessica Dyer

CHIEF FINANCIAL OFFICER & SECRETARY

- BA from Washington St. niversity

- Ex ertise in im orting & logistics

- 20+ years in the in ustry



Garrett Imeson

CHIEF MARKETING OFFICER

- BA from niversity of Washington

- S ent career marketing wine online



Parker Imeson

CHIEF OPERATIONS OFFICER

- BA from niversity of Arizona

- Inventory s ecialist, staff management

Key Team Mem ers



Jon uiz

Winery Develo ment Manager





Jamey Siebenberg

Creative Director



Bailey DesRosier

Business Development Manager

Notable Advisors & Investors



Robert Thomas

Advisor, Corporate Counsel/Attorney



Abby Whitridge

Advisor, Investor, Board Member



Patrick Imeson

Advisor, Investor, Board Member





Trevor Pettenude

Advisor, Investor, Board Member

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $600,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Crowd Note

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While CellarStash has set an overall target minimum of US $300,000 for the round, CellarStash must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to CellarStash's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Subscriber Marketing
Operating Expenses
Winery Development
Website Upgrades

If Maximum Amount Is Raised


Subscriber Marketing
Operating Expenses
Winery Development
Website Upgrades

Investor Perks

$1,000-$,499:

- 5% of amount invested to spend on wine at CellarStash

$,500-$4,999:

- 10% of amount invested to spend on wine at CellarStash

$5,000-$9,999:

- 10% of amount invested to spend on wine at CellarStash +6 bottles Champagne

$10,000-$ 4,999:

- 15% of amount invested to spend on wine at CellarStash + 12 bottles Champagne

$ 5,000-$49,999:

- 20% of amount invested to spend on wine at CellarStash
- 12 bottles Champagne
- Dinner for two with the CellarStash Team at one of the Napa CellarStash Wineries including transportation/hotel

$50,000+:

- 25% of amount invested to spend on wine at CellarStash
- 12 bottles Champagne
- Dinner for two with the CellarStash Team at one of Napa CellarStash Wineries including transportation/hotel

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

The USA is one of the largest markets in the world for wine and the direct-to-consumer component has grown from virtually zero at the start of the century to nearly 10% of the entire market at the end of 2019. The primary reasons for growth are: 1) the traditional three-tier system cannot accommodate the proliferation of brands in recent years; 2) wine has generally become more accessible as a result of more consumer-friendly laws; and 3) direct-to-consumer internet purchasing in general has matured and become more mainstream.

With the appetite for direct-to-consumer sales expanding, so too has the number of entities marketing wine. At this stage, there are hundreds of direct-to-consumer wine marketing companies, but notable for its absence is Amazon which departed the scene in 2016 due to legal complications associated with its purchase of Whole Foods. That fact, together with the relative immaturity of the market, has ensured that the segment is very fragmented, with companies ranging from a few shipments a month to several that are in the range of $25-$100m in sales.

While wine sales overall are generally flat, the direct-to-consumer segment is projecting double-digit growth for the foreseeable future.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The direct-to-consumer wine platform is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive direct-to-consumer wine space. Additionally, the product may be in a market where customers will not have brand loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

The Company's cash position is relatively weak. The Company currently has only $247.47 in cash balances as of March 31, 2020. This equates to less than one month of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $199,593, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. On February 19, 2020, Splash Wines, Inc. formed a wholly-owned subsidiary, CellarStash Wine Marketplace, Inc. Splash Wines desired to spinoff the newly created subsidiary providing them the website that they created in exchange for a 6-month promissory note in the amount of $221,000 and issuance of Company stock equal to amounts held by shareholders of Splash Wines as of date of the transaction, February 28, 2020. Splash Wines also incurred research and development costs in planning for CellarStash's business plan, which under ASC 730 requires that both tangible and intangible research and development costs acquired in an asset acquisition with no alternative future use be charged to expense as of the acquisition date. Those amounts are recorded as research and development in the statement of operations. The costs Splash Wines incurred in developing the website CellarStash received from Splash Wines in the asset purchase agreement were capitalized and will begin being amortized when once the website is placed into service. Splash Wines also contributed the cash recorded in the balance sheet which is offset by an accounts payable-related party balance in the amount of $500. Splash Wines accounted for the transaction as an asset transfer under ASC 505-60-25-2. After the transaction, the Company operates as a standalone business that is no longer a wholly-owned subsidiary of Splash Wines. The Company has also entered into a Marketing Agreement with Splash Wines, Inc., which outlines the agreement that Splash Wines will promote CellarStash to its community. This agreement is a non-arm's length agreement.

The Company has issued a promissory note with a related party. As discussed above, the Company issued a $221,000 promissory note to Splash Wines on February 28, 2020 in consideration for receipt of the website under the asset purchase agreement. The note accrues interest at a rate of 5% per annum. The note is payable to Splash Wines in interest-only payments due on April 1, 2020 and May 1, 2020. $25,000 payments are due on June 1, 2020, July 1, 2020 and August 1, 2020. The remaining principal and accrued interest balance is due if not paid sooner on August 31, 2020. The Company will not incur any penalty for prepaying the loan prior to the maturity date.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave CellarStash, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

SI Securities, LLC owns Series A Preferred Stock in Splash Wines, Inc. SI Securities, LLC owns 37,149 shares of Series A Preferred Stock in Splash Wines, Inc. an affiliate entity of the Company, and may have interests that conflict with those of investors in the Company. The Series A Preferred Stock was received in connection with a prior offering for which SI Securities, LLC served as placement agent for Splash Wines, Inc.

The Company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in CellarStash

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by CellarStash. Once CellarStash accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to CellarStash in exchange for your securities. At that point, you will be a proud owner in CellarStash.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, CellarStash has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now CellarStash does not plan to list these securities on a national exchange or another secondary market. At some point CellarStash may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when CellarStash either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is CellarStash's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this

investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the CellarStash's Form C. The Form C includes important details about CellarStash's fundraise that you should review before investing.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Data Room
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FAQs
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EXHIBIT D

Investor Deck


Cellar Stash

Disclaimer:

This presentation contains offering materials prepared solely by CellarStash Wine Marketplace, Inc, without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


CellarStash

THE WINE INDUSTRY DISRUPTOR

CellarStash represents a new and disruptive marketing channel for delivering wine directly to consumers across the USA.

The program is a unique relationship between:

- **Splash Wines**—an innovative and successful direct-to-consumer wine marketing company
- **Vingo**—a leading fulfillment entity for wine, with over 6.5 million packages per year
- **Wineries**—including some of the most sought-after in the world




CellarStash

HOW IT WORKS

The CellarStash concept is simple:

- All wineries that fulfill through Vingo and other fulfillment companies are eligible to participate with a simple agreement
- Subscribers can mix-and-match or purchase curated cases with volume discounts
- Every order is a single transaction
- Customer service will be accessible and focused




CellarStash

THE WEBSITE

The CellarStash website is designed as a giant marketplace for wine.

Key features:

- Developing access to thousands of wines
- Easy to navigate
- Seamless ordering process
- Up-to-date content on wines, wineries and the stories that make them real


Welcome to CellarStash


CellarStash

THE TEAM

The CellarStash Management Team is made up of wine industry professionals that have all worked together on other successful projects in the direct to consumer space. They have now spent nearly a year on CellarStash R & D and are uniquely qualified for the challenges associated with launching this game changing concept



Garrett Imeson

Chief Marketing Officer

-BA from University of Washington

-Spent career marketing wine online



Jessica Imeson-Dyer

Chief Financial Officer

-BA from Washington St. University

-Expertise in importing & logistics

-20+ years in the industry



Jon Ruiz

Winery Development Manager

-Boise State University, Idaho

-Loyalty account manager & marketing development



Parker Imeson

Chief Operating Officer

-BA from University of Arizona

-Inventory specialist, staff management



Jamey Siebenberg

Creative Director

-BFA in Graphic Design, Chapman University 2017

-Newest & youngest family member to join the team



Bailey Imeson

Business Development Manager

-Masters from Washington St. University

-Strategic partnership development

CellarStash

THE BOARD

The CellarStash Board of Directors is made up of seasoned entrepreneurs that have real world experience.



Rob Imeson

Director/CEO

-BS from Oregon St. University

-Built multiple successful wine businesses

-In the industry for 40+ years



Abby Whitridge

Investor, Board Member

-University of Colorado, BA Advertising and Marketing

-Co-Founder, COO W4 (sold to Digital Media Solutions July 2018)



Patrick Imeson

Investor, Board Member

-US Naval Academy, Annapolis MD

-CEO Black Diamond Financial Group Inc.



Bruce Cunningham

Director/President

-University of Adelaide – International Wine Marketing

-Founder of AWDirect, Inc.



Trevor Pettennude

Investor, Board Member

-BA Economics & Finance

-Entrepreneur with Multiple companies in Finance, Real Estate & Retail.


CellarStash

MARKETING THE SITE

A key to the success of CellarStash is an intensive marketing program that is designed to grow the subscriber list to over 500,000 by the end of 2020 and includes:

- A commitment of $550k in marketing over the first 12 months
- A focus on a strong SEO/SEM program
- An affiliate marketing program with the leaders in the space
- An advertising campaign targeted to serious wine consumers




CellarStash

CELLARSTASH IS A NEW CHANNEL

As the direct-to-consumer wine industry has exploded, so have the number of companies that offer the service, including wineries themselves. But CellarStash is radically different because:

- The wine selection—from real wineries—is robust and ever-changing
- CellarStash does not own inventory
- CellarStash is a strategic partner with the winery—not a typical vendor
- The primary focus is building and marketing to the mailing list




CellarStash

BIG BARRIER TO ENTRY

The CellarStash program is difficult to duplicate because:

- Vingo dominates wine fulfillment, representing over 50% of the market
- The wineries execute an agreement to participate
- Management has proven experience in wine marketing and customer service




CellarStash

THE CELLARSTASH MARKETPLACE IS THE PLACE TO BE SEEN

- 65% of consumers will buy from a brand on a marketplace who would not have purchased direct
- Marketplaces make up nearly 1/3 of all E-commerce sales
- Marketplace sales are growing faster than other E-commerce channels overall
- Subscribers can opt for a curated case or build their own from thousands of choices in one transaction




CellarStash

THE NUMBERS

The CellarStash 18-month launch plan projects the following milestones:

- Research and development costs of $221,000 prior to the March 2020 launch
- Profitability in Q2 2020, after only two months
- Recapture the initial investment by the end of Q3 2020
- Revenues projected at $1.25M per month ($15.0m run rate) by December 2020
- EBITDA of 324k per month ($3.89m run rate) by December 2020
- 300 wineries and 1,500 skus by December 2020



* This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


Cellar Stash

CY 2020-2024 Five Year Pro Forma Profit Projections


$55M
$50M
$45M
$40M
$35M
$30M
$25M
$20M
$15M
$10M
$5M
$
2020
2021
2022
2023
2024
$5.3
$13.8
$25.0
$35.4
$50.0
$1.2
$3.4
$6.6
$9.0
$13.3
Sales Revenue
Net Pre-Tax

*These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


Cellar Stash

USE OF PROCEEDS

If Minimum Amount is Raised


5%
8.3%
30%
56.7%
Subscriber Marketing
Operating Expenses
Winery Development
Website Upgrades

If Maximum Amount is Raised


5%
8.3%
20%
66.7%


CellarStash

WIN-WIN-WIN-WIN

The CellarStash program is a collaboration among all participants:

- **Consumers** are the biggest winners of all. CellarStash means access to wines (many of which are not available in more traditional outlets) at great prices, with the opportunity to mix-and-match to get exactly what they want, delivered quickly and in a single transaction.
- **Wineries** now have a new marketing channel that is efficient and inexpensive, providing their products to consumers across the country. They control the process in terms of availability, price and the marketing direction.
- **Vingo** is already one of the world's largest wine delivery systems and this channel increases their business while it draws new winery customers that are engaged because of the opportunity to market through this unique channel.
- **The Company** knows how to grow a business in the direct-to-consumer space and will integrate marketing and partner best-in-the-industry customer service to this new model.

BOOM!

CellarStash Changes the Game:

- Our goal is to make CellarStash one of the largest wine marketplaces in the world
- CellarStash owns no inventory
- Every winery is a partner—not the typical vendor relationship
- CellarStash connects wineries to the customer seamlessly
- There are big barriers to entry
- The operation is projected to be profitable after only a few months of operation

* This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E

Video Transcript

<u>Exhibit E – CellarStash Video Transcript</u>

Invest in CellarStash – an Online Public Offering with SeedInvest
https://www.youtube.com/watch?v=W0kaI4Q7CHE&feature=emb_title

[Parker Imeson]:

The U.S. wine market is the largest in the world and the direct to consumer component—which literally didn't exist a few years ago—is the most exciting sector, accounting for nearly $3.0 billion in 2019.

Hi, I am Parker Imeson, Chief Operations Officer for CellarStash. Our management team has been focused on the direct to consumer wine trade for more than a decade, so we understand the dynamics of this market firsthand.

CellarStash Wine Marketplace is a culmination of that experience. It is a partnership that provides wineries with an entirely new marketing channel with unprecedented control of their story, inventory and price. CellarStash, through agreements that include third party wine fulfillment centers, only takes possession of wine only when we sell it, which means the capability to access thousands of different wines valued at tens of millions of dollars without the encumbrance of inventory ownership.

This revolutionary model means game-changing advantages. Without the necessity to pay for inventory, CellarStash will be able to expand quickly and include not only household names but also wineries that have never had exposure outside their own tasting rooms. And without millions of dollars tied up in inventory we will be able to focus resources on building our subscriber base of wine lovers to over 500,000 before the end of 2020.

Consumers will benefit from the fact that the distance from grape to glass has never been shorter. They will be able to mix and match product from an unrivaled selection at very competitive cost and if there ever is a problem, they will be able to rely on outstanding customer service that is a big part of my team's legacy in the industry.

We believe that this model means that CellarStash should be able to quickly achieve profitability. Management projects initial revenue by late-March 2020 with profitability before the end of Q3. For the calendar year, we expect revenues of over $5.7M with EBITA of $1.2M.

Not too long ago, only wealthy investors and venture capitalists had the opportunity to buy stock in private companies like Google and Facebook before they went public. That all that changed with the Jobs Act that now allows anyone to invest in private companies. CellarStash has taken advantage of this with our campaign on SeedInvest, which means that wine enthusiast that like what they see can affordably invest in us!

CellarStash is in its infancy, but our seasoned management team knows how to be successful with start-ups in the wine business and we are confident that CellarStash is going to be a game-changer. We promise that it is going to be quite a ride and we hope you decide to join us to share in the excitement!